Our date	Our reference	Your date
2003-01-13	KVEA	
Administrative officer		Your reference
Kari Veastad, +47 51 99 96 79		

STATOIL

Statoil ASA

Securities and Exchange Commission
Attn.: Mr. Paul Dudek
450 Fifth Street, N.W.
Washington DC 20549
USA

03003476

SUPPL

03 JAN 21 AM 7:21

Dear Sir,

STATOIL ASA - INFORMATION FURNISHED PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934 - EXEMPTION NUMBER 82-3444

Please find enclosed all information required by Rule 12g3-2(b) and issued by Statoil ASA during the period October 1 – December 31, 2002 (ref. Exemption Number 82-3444)

PROCESSED
FEB 11 2003
THOMSON
FINANCIAL

Yours faithfully,
Statoil ASA

Kari Veastad
Compliance Officer
kvea@statoil.com

dlw 2/3

Enclosure
(Press releases and report - Second half 2002)

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Satisfactory result in third quarter of 2002

Statoil (OSE: STL, NYSE: STO) delivered a result for the third quarter of 2002, adjusted for special items, of NOK 9.8 billion (USD 1.3 billion) before financial items, tax and minority interests (EBIT). "Given prevailing market conditions, the financial result is satisfactory," says chief executive Olav Fjell. "It is gratifying that the underlying business is improving and that we can upgrade our production forecasts for 2002."

Financial statements and review - third quarter 2002
MD&A
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PDF-version
Webcast with CEO Olav Fjell

Statoil's results for the third quarter of 2002

- Net profit: NOK 3.3 billion; adjusted for special items: NOK 2.6 billion.
- Earnings per share: NOK 1.50; adjusted for special items: NOK 1.19.
- Production forecast for 2002 increased from 1,030,000 barrels of oil equivalents per day to 1,050,000.
- Good exploration results.

Statoil (OSE: STL, NYSE: STO) delivered a result for the third quarter of 2002, adjusted for special items[1], of NOK 9.8 billion (USD 1.3 billion) before financial items, tax and minority interests (EBIT). This compares with NOK 13.9 billion for the same period of 2001. The EBIT for the first nine months came to NOK 30.9 billion (USD 4.2 billion), adjusted for special items, as against NOK 43.7 billion adjusted for one-off effects in the same period of 2001.

Net profit for the third quarter, adjusted for special items, came to NOK 2.6 billion (USD 351 million). This compares with NOK 4.1 billion for the same period of last year. For the first nine months, net profit adjusted for special items totalled NOK 11.6 billion (USD 1.6 billion) as against NOK 12 billion in the same period of 2001. Return on capital employed, adjusted for special items, was NOK 14.6 per cent as against NOK 17.6 for the whole of 2001. Earnings per share, adjusted for special items, came to NOK 1.19 for the third quarter compared with NOK 1.89 for the same period of last year.

"Given prevailing market conditions, the financial result is satisfactory," says chief executive Olav Fjell. "It is gratifying that the underlying business is improving and that we can upgrade our production forecasts for 2002."

USGAAP income statement (in millions, exc. share data)	Third quarter 2002 NOK	Third quarter 2001 NOK	Change	2002 USD*	Nine months ended September 30 2002 NOK	2001 NOK	Change	2002 USD*
Total revenues	**61,054**	62,749	(3%)	8,239	**179,117**	174,140	3%	24,172
E&P Norway	**7,142**	11,293	(37%)	964	**22,461**	33,825	(34%)	3,031
International E&P	**1,277**	125	922%	172	**1,858**	2,493	(25%)	251
Natural Gas	**1,829**	1,721	6%	247	**6,713**	7,176	(6%)	906
Manufacturing & Marketing	**612**	696	(12%)	83	**814**	3,236	(75%)	110
Other	**(54)**	105	N/A	(7)	**60**	(49)	N/A	8
Income before financial items, income taxes and minority interest	**10,806**	13,940	(22%)	1,458	**31,906**	46,681	(32%)	4,306
Net financial items	**(343)**	1,691	N/A	(46)	**5,591**	747	648%	755
Income before income taxes and minority interest	**10,463**	15,631	(33%)	1,412	**37,497**	47,428	(21%)	5,060
Income taxes	**(7,174)**	(11,402)	(37%)	(968)	**(25,055)**	(32,408)	(23%)	(3,381)
Minority interest	**(38)**	(148)	(74%)	(5)	**(122)**	(380)	(68%)	(16)
Net income	**3,251**	4,081	(20%)	439	**12,320**	14,640	(16%)	1,663
Earnings per share (adj. for special items)	**1.19**	1.89	(37%)	0.16	**5.38**	5.88	(9%)	0.73
Earnings per share	**1.50**	1.89	(20%)	0.20	**5.69**	7.15	(20%)	0.77
Weighted average number of ordinary shares outstanding	**2,166,143,626**	2,164,585,600			**2,165,179,134**	2,046,388,897		2,[illegible]
Operational data								
Realized oil price (USD/bbl)	**26.9**	24.8	8%		**24.0**	25.8	(7%)	
Norwegian NOK/USD average daily exchange rate	**7.52**	9.00	(16%)		**8.19**	9.02	(9%)	
Realized oil price (NOK/bbl)	**203**	224	(9%)		**196**	232	(16%)	
Refining margin (FCC) (USD /bbl)	**2.6**	2.9	(10%)		**2.0**	4.0	(50%)	
Total oil and gas production (1000 boe/day)	**957**	998	(4%)		**1,042**	980	6%	
Total oil and gas lifting (1000 boe/day)	**952**	987	(4%)		**1,037**	974	6%	
Production (lifting) cost (USD boe last 12 months)	**3.0**	N/A			**3.0**	N/A		

* Solely for the convenience of the reader, financial data for the third quarter and first nine months of 2002 have been translated into US dollars at the rate of NOK 7.41 to USD 1.00, the Federal Reserve noon buying rate in the City of New York on September 30, 2002.

Reduced results from the third quarter of 2001 to the third quarter of 2002 primarily reflect a weakening of the US dollar exchange rate against the Norwegian krone and planned maintenance turnarounds on Norway's continental shelf (NCS). The special items refers to the realised pre-tax gain of NOK 1 billion from the sale of Statoil's upstream operations in Denmark.

Statoil's average daily oil and gas production increased during the first nine months from 980,000 barrels of oil equivalents (boe) in 2001 to 1,042,000 boe. The principal reasons for this improvement were increased gas sales and good operational regularity. It has prompted the group to upgrade its 2002 production forecast from a daily average of 1,030,000 boe to 1,050,000 boe. Total oil and gas production in the third quarter averaged 957,000 boe per day as against 998,000 boe for the same period of last year.

A collaboration agreement signed with Petropars in October gives Statoil an interest of up to 40 per cent in, and the operatorship of, the offshore part of phases 6, 7 and 8 of the South Pars gas development in the Persian Gulf. Under the deal, Statoil will take over the operatorship at the beginning of November 2002.
"It's very positive that we've secured our first operatorship in Iran," comments Mr Fjell. "This will be an important building block in our future international growth."

Two contracts concluded by Statoil have strengthened its position in the liquefied natural gas (LNG) sector. An agreement reached in October with El Paso Merchant Energy gives the group the right to up to a third of the capacity at the Cove Point LNG terminal in Maryland, USA. This provides Statoil with direct access to the American gas market. At the same time, Statoil has contracted to take over an annual volume of 2.4 billion cubic metres (bcm) of LNG from El Paso Global LNG Company. This gas is due to be supplied from the Statoil-operated Snøhvit field in the Barents Sea.

Statoil has made a gas and oil discovery in the Tyrihans area of the Norwegian Sea, and an oil find

with its Dolly well on the Gullfaks field in the North Sea. Beyond the NCS, the group was involved in a new discovery during the third quarter with the Plutao well in Angolan block 31. This ranks as the first find in ultradeep water off the West African nation. Discoveries have been made by all the wells drilled internationally with Statoil participation so far this year.

Gas sales were high in the third quarter, totalling 4 bcm as against 3.8 bcm in the same period of 2001. This increase largely reflects the expansion of the portfolio of contracts since 1 October 2001. A number of Statoil's major gas sales contracts were potentially subject to price revisions at 1 October 2001. So far this year, good solutions have been found through commercial agreements for about 85 per cent of these gas volumes.

Lower refining margins and a weaker shipping market adversely affected results from Statoil's downstream operations. Statoil has participated in the consolidation of the European service station market, and concluded an agreement to buy Preem's forecourts in Poland.

Four fatal accidents have been suffered in Statoil's operations so far this year. All are being investigated, and necessary measures will be implemented to improve safety. The negative trend was also reflected in statistics for total recordable injuries and serious incidents.
"Four fatal accidents is not acceptable, and show that we must do even better in our work on safety," says Mr Fjell.

Further information from

Media relations:
Wenche Skorge, +47 51 99 79 17 (office), +47 918 70741 (mobile)
Trude Måseide, +47 957 26 510 (mobile)
Investor relations:
Mari Thjømøe, +47 51 99 77 90 (office), +47 907 77824 (mobile)
Investor relations USA:
Thore E Kristiansen, +1 203 978 6950 (office), +47 916 64659 (mobile)

[1] Special items for the third quarter of 2002 refer to gain on sales (NOK 1 billion before tax and NOK 0.7 billion after tax). Special items for the fourth quarter of 2001 refer to gain on sales (NOK 1.3 billion before tax and NOK 0.9 billion after tax) and an accounting write-down (NOK 2 billion before tax and NOK 1.4 billion after tax), adding up to a loss of NOK 0.7 billion before tax and NOK 0.5 billion after tax. Special items for the second quarter of 2001 included a tax-free gain (NOK 1.4 billion after tax) and a taxable gain (NOK 1.6 billion before tax, corresponding to NOK 1.2 billion after tax), adding up to NOK 3 billion before tax and NOK 2.6 billion after tax.

Financial statements and review - third quarter 2002
MD&A
Presentation set
PDF-version
Webcast with CEO Olav Fjell

Published 04.11.2002



STATOIL

FINANCIAL STATEMENTS AND REVIEW

3RD QUARTER 2002

STATOIL

STATOIL'S THIRD QUARTER 2002
OPERATING AND FINANCIAL REVIEW

"Satisfactory result, good production"

Net income for the Statoil group in the third quarter of 2002 was NOK 3.3 billion compared with NOK 4.1 billion in the third quarter of 2001. In the nine months ended September 30, 2002, net income was NOK 12.3 billion compared to NOK 14.6 billion in the nine months ended September 30, 2001. Return on average capital employed for the nine months ended September 30, 2002 was 14.8 per cent, compared to 19.9 per cent the whole of 2001. Adjusted for special items (1) the rate of return for the last 12 months was 14.6 per cent compared to 17.6 per cent for the whole of 2001. Earnings per share were NOK 1.50 (USD 0.20) in the third quarter of 2002 compared with NOK 1.89 (USD 0.21) in the third quarter last year. Adjusted for special items, earnings per share were NOK 1.19 (USD 0.16) in the third quarter of 2002 compared to NOK 1.89 (USD 0.21) in the third quarter of 2001.

Net income in the third quarter is lower than in the corresponding period for 2001 due to a falling USD exchange rate against NOK, reduced gas prices and lower downstream margins. The reduced oil and gas production is primarily due to planned maintenance turnarounds on the Norwegian Continental Shelf, or NCS.

"Given current market conditions, the net income is satisfactory", says chief executive Olav Fjell. "The underlying operations are making progress and the company is pleased to announce an increase in production estimates for 2002.

"Four fatalities have occurred in the year to date, and this is not acceptable. This shows that we have to work more effectively on safety issues."

USGAAP income statements (in millions, except share data)	*Third quarter 2002 NOK*	*Third quarter 2001 NOK*	*change*	*2002 USD**	*Nine months ended September 30, 2002 NOK*	*2001 NOK*	*change*	*2002 USD**	*Total 2001 NOK*
Total revenues	**61,054**	62,749	(3 %)	8,239	**179,117**	174,140	3 %	24,172	236,336
E&P Norway	**7,142**	11,293	(37 %)	964	**22,461**	33,825	(34 %)	3,031	40,697
International E&P	**1,277**	125	922 %	172	**1,858**	2,493	(25 %)	251	1,291
Natural Gas	**1,829**	1,721	6 %	247	**6,713**	7,176	(6 %)	906	9,629
Manufacturing & Marketing	**612**	696	(12 %)	83	**814**	3,236	(75 %)	110	4,480
Other	**(54)**	105	N/A	(7)	**60**	(49)	N/A	8	57
Income before financial items, income taxes and minority interest	**10,806**	13,940	(22 %)	1,458	**31,906**	46,681	(32 %)	4,306	56,154
Net financial items	**(343)**	1,691	N/A	(46)	**5,591**	747	648 %	755	65
Income before income taxes and minority interest	**10,463**	15,631	(33 %)	1,412	**37,497**	47,428	(21 %)	5,060	56,219
Income taxes	**(7,174)**	(11,402)	(37 %)	(968)	**(25,055)**	(32,408)	(23 %)	(3,381)	(38,486)
Minority interest	**(38)**	(148)	(74 %)	(5)	**(122)**	(380)	(68 %)	(16)	(488)
Net income	**3,251**	4,081	(20 %)	439	**12,320**	14,640	(16 %)	1,663	17,245
Earnings per share adjusted for special items	**1.19**	1.89	(37 %)	0.16	**5.38**	5.88	(9 %)	0.73	7.32
Earnings per share	**1.50**	1.89	(20 %)	0.20	**5.69**	7.15	(20 %)	0.77	8.31
Weighted average number of ordinary shares outstanding	**2,166,143,626**	2,164,585,600	0 %		**2,165,179,134**	2,046,388,897	6 %		2,076,180,942

USGAAP income statements (in millions)	Third quarter 2002 NOK	2001 NOK	change	Nine months ended September 30, 2002 NOK	2001 NOK	change	Total 2001 NOK
Operational data							
Realized oil price (USD/bbl)	**26.9**	24.8	8 %	**24.0**	25.8	(7 %)	24.1
NOK/USD average daily exchange rate	**7.52**	9.00	(16 %)	**8.19**	9.02	(9 %)	8.99
Realized oil price (NOK/bbl)	**203**	224	(9 %)	**196**	232	(16 %)	217
Refining margin, FCC (USD/boe)	**2.6**	2.9	(10 %)	**2.0**	4.0	(50 %)	3.6
Total oil and gas production (1000 boe/day)	**957**	998	(4 %)	**1,042**	980	6 %	1,007
Total oil and gas liftings (1000 boe/day)	**952**	987	(4 %)	**1,037**	974	6 %	1,008
Production (lifting) cost (USD/boe, last 12 months)	**3.0**	-		**3.0**	-		2.9

* Solely for the convenience of the reader, financial data for the third quarter and first nine months of 2002 have been translated into US dollars at the rate of NOK 7.41 to USD 1.00, the Federal Reserve noon buying rate in the City of New York on September 30, 2002. Financial data for the third quarter and first nine months of 2001 has been translated into US dollars at the rate of NOK 8.88 to USD 1.00 the Federal Reserve noon buying rate of September 30, 2001.

Net income variances in the third quarter of 2002 compared to the corresponding quarter of 2001, are mainly due to:

- **Oil and gas production decreased by four per cent.**
- **Oil price measured in NOK decreased by nine per cent.**
- **Gas price measured in NOK decreased by 22 per cent.**
- **Weak prices and low margins related to refining and shipping.**
- **Special items (gain) increased by NOK 1.0 billion before tax, and NOK 0.7 billion after tax.**

Important events in the third quarter of 2002 were:

- **Statoil upgraded the production forecast in 2002 from 1,030,000 to 1,050,000 barrels of oil equivalent (boe) per day.**
- **Maintenance turnarounds on the Norwegian continental shelf were performed according to plan.**
- **Strengthening the management of the Snøhvit project.**
- **The transfer of operatorship for several fields in the Tampen area from Norsk Hydro to Statoil was formally approved by the Ministry of Petroleum and Energy with takeover on January 1, 2003.**
- **Statoil recently signed an agreement regarding participation and operatorship for the offshore part of South Pars Phase 6, 7 and 8 in Iran.**
- **Statoil recently acquired access to US gas market.**
- **Development of Phase II of the Azeri-Chirag-Gunashli oilfield in Azerbaijan and the Baku-Tbilisi-Ceyhan oil pipeline were sanctioned on September 18, 2002.**

USGAAP income statements (in millions)	*Third quarter* 2002 NOK	2001 NOK	change	2002 USD*	*Nine months ended September 30,* 2002 NOK	2001 NOK	change	2002 USD*	*Total* 2001 NOK
Sales	**59,710**	62,612	(5 %)	8,058	**177,566**	170,473	4 %	23,963	231,087
Equity in net income of affiliates	**227**	115	97 %	31	**423**	406	4 %	57	439
Other income	**1,117**	22	4977 %	151	**1,128**	3,261	(65 %)	152	4,810
Total revenues	**61,054**	62,749	(3 %)	8,239	**179,117**	174,140	3 %	24,172	236,336
Cost of goods sold	**37,400**	35,837	4 %	5,047	**108,938**	89,472	22 %	14,701	126,153
Operating expenses	**6,944**	8,035	(14 %)	937	**21,264**	22,822	(7 %)	2,870	29,547
Selling, general and administrative expenses	**1,484**	507	193 %	200	**3,940**	2,480	59 %	532	3,547
Depreciation, depletion and amortization	**3,663**	3,763	(3 %)	494	**11,709**	11,022	6 %	1,580	18,058
Exploration expenses	**757**	667	13 %	102	**1,360**	1,663	(18 %)	184	2,877
Total expenses	**50,248**	48,809	3 %	6,781	**147,211**	127,459	15 %	19,867	180,182
Income before financial items, income taxes and minority interest	**10,806**	13,940	(22 %)	1,458	**31,906**	46,681	(32 %)	4,306	56,154
Net financial items	**(343)**	1,691	N/A	(46)	**5,591**	747	648 %	755	65
Income before income taxes and minority interest	**10,463**	15,631	(33 %)	1,412	**37,497**	47,428	(21 %)	5,060	56,219
Income taxes	**(7,174)**	(11,402)	(37 %)	(968)	**(25,055)**	(32,408)	(23 %)	(3,381)	(38,486)
Minority interest	**(38)**	(148)	(74 %)	(5)	**(122)**	(380)	(68 %)	(16)	(488)
Net income	**3,251**	4,081	(20 %)	439	**12,320**	14,640	(16 %)	1,663	17,245
ROACE (last 12 months)	**14.6 %**	-			**14.6 %**	-			17.6 %
Cash flows provided by operating activities (billion)	**13.6**	4.0	239 %	1.8	**24.0**	40.0	(40 %)	3.2	39.2
Gross investments (billion)	**4.7**	2.6	81 %	0.6	**13.4**	11.9	13 %	1.8	17.4
Net Debt to Capital ratio	**31 %**	39 %			**31 %**	39 %			39 %

Income before financial items, income taxes and minority interest was NOK 10.8 billion in the third quarter of 2002 compared to NOK 13.9 billion in the corresponding quarter of 2001, a reduction of 22 per cent. For the nine months ended September 30, 2002, income before financial items, income taxes and minority interest was NOK 31.9 billion compared with NOK 46.7 billion in the corresponding period of 2001.

The weaker results for the first nine months of 2002 compared with the same period of 2001 are mainly related to weaker prices, margins and NOK/USD exchange rates. Oil prices measured in USD have decreased by seven per cent during the first nine months of 2002 compared to the corresponding period last year. During the first nine months of 2002, measured in NOK, the price of oil decreased by 16 per cent and the natural gas price declined by 24 per cent, both compared to the first nine months of last year. Refining and shipping prices and margins were also lower. The results for the nine months ended September 30, 2002 included special items (gains) of NOK 1.0 billion before tax, and NOK 0.7 billion after tax. The results for the same period of 2001 included special items (gains) of NOK 3.0 billion before tax and NOK 2.6 billion after tax.

Total oil and gas lifting (2) in the third quarter of 2002 decreased to 952,000 boe per day compared to 987,000 boe per day in the corresponding period of 2001. Accumulated oil and gas lifting for the first nine months of 2002 increased by six per cent compared to the same period last year, from 974,000 boe per day in 2001 compared to 1,037,000 boe per day in 2002. Oil lifting for this period is at the same level as last year, but the sale of natural gas has increased by 35 per cent.

Total oil and gas production in the third quarter of 2002 was 957,000 boe per day compared to 998,000 boe per day in the corresponding period of 2001. Several maintenance turnarounds on the NCS took place in the third quarter of 2002, resulting in the lower production of oil and gas compared to the same period last year. For the first nine months of 2002, total oil and gas production was 1,042,000 boe per day compared to 980,000 boe per day for the first nine months of last year. This increase is primarily due to high natural gas production and good regularity in operations.

Net financial items for the third quarter of 2002 were negative by NOK 0.3 billion, a reduction of NOK 2.0 billion compared to the third quarter of 2001. In the first nine months of 2002, net financial items were NOK 5.6 billion compared with NOK 0.7 billion in the same period last year. The improvement is mainly due to changes in unrealized currency gains on the group's net debt position. A strong reduction in the NOK/USD exchange rate during the first six months of 2002, which remained stable during the next three months, impacted net financial items positively, compared to the negative effect of an increase in the NOK/USD exchange rate during the first nine months of 2001.

Interest income was reduced in the first nine months of 2002 compared to the corresponding period of 2001, predominantly due to the extraordinary cash build-up to finance SDFI transaction in the first half of 2001.

Furthermore, interest costs in the first nine months of 2002 were on the same level as the corresponding period of 2001. Interest costs on long-term debt were reduced by NOK 0.7 billion during this period in 2002, before fair value adjustments of financial derivatives according to FAS 133 (3), compared to the corresponding period last year. This was mainly due to a lower USD interest rate, as well as a lower NOK/USD exchange rate in 2002. The fair value adjustment of interest swaps (4) that do not qualify for hedge accounting increased interest costs by NOK 0.8 billion as Statoil receives floating USD interest rates in return for higher fixed rates related to these contracts.

The Central Bank of Norway's closing rate for NOK/USD was 8.88 on September 30, 2001, 9.01 on December 31, 2001, 7.45 on June 28, 2002, and 7.45 on September 30, 2002. These exchange rates have been applied in Statoil's financial statements.

Income taxes were NOK 7.2 billion (effective tax rate of 68.6 per cent) in the third quarter of 2002 compared to NOK 11.4 billion (effective tax rate of 72.9 per cent) in the third quarter of 2001. Income taxes for the first nine months of 2002 amounted to NOK 25.1 billion (effective tax rate of 66.8 per cent) compared to NOK 32.4 billion (effective tax rate of 68.3 per cent) for the corresponding period in 2001. The reduced effective tax rate in the third quarter of 2002 is mainly related to the income contribution from International E&P from the sale of exploration and production activities on the Danish continental shelf with a lower tax rate than the overall average for Statoil.

Return on average capital employed (ROACE) (5) for the last 12 months was 14.8 per cent, compared with 19.9 per cent for the year 2001. Adjusted for special items, the rate of return for the last 12 months was 14.6 per cent compared to 17.6 per cent for the whole of 2001. This decrease in the adjusted return compared to last year was mainly due to the weak results from the downstream activities and a weakening of the USD measured against the NOK. Normalized ROACE (6) for the last 12 months was 10.4 per cent compared to 9.5 per cent for the year 2001.

Cash flows provided by operating activities were NOK 24 billion in the first nine months of 2002 compared to NOK 40 billion in the first nine months of 2001. Cash flows for the first nine months of 2001 were significantly affected by the SDFI transaction in which the Norwegian state transferred interests in certain SDFI properties to Statoil. The decline in cash flows provided by operating activities in 2002 of NOK 16 billion is due in part to increased tax payments of NOK 6.4 billion, mainly because the tax payment in the first nine months of last year did not include a tax payment on the transferred SDFI interests. In addition, NOK 14.2 billion of the reduction is related to the decrease in cash flows from operations before tax, mainly due to the lower NOK/USD exchange rate, lower refining margins and lower production due to planned maintenance turnarounds, as explained under "Income before financial items, income taxes and minority interest" above. This effect is partly offset by increased working capital of NOK 4.6 billion (exclusive taxes payable and cash).

Working capital (current assets less current liabilities) increased by NOK 1.6 billion from a negative working capital of NOK 7.4 billion in the first nine months of 2001 to a negative working capital of NOK 5.8 billion in the first nine months of 2002. Taking into consideration Statoil's established credit facilities, credit rating and access to capital markets, management believes that the group's working capital is sufficient to meet current and future needs.

Cash flows used in investment activities increased from negative NOK 1.4 billion in third quarter of 2001 to NOK 3.3 billion in third quarter of 2002. The increase is primarily related to higher investment level compared to the third quarter of last year, as well as higher payments from assets sales compared to the corresponding period of 2001. For the first nine months of 2002, cash flows used in investment activities amounted to NOK 9.5 billion compared to NOK 8.5 billion in the corresponding period of 2001. Gross investments, defined as additions to property, plant and equipment and capitalized exploration spending, increased from NOK 2.6 billion in the third quarter of 2001 to NOK 4.7 billion in the third quarter of 2002. Correspondingly, gross investments in the first nine months of 2002 were NOK 13.4 billion compared to NOK 11.9 billion in the same period last year. This increase is mainly related to increased investments in International E&P and Manufacturing & Marketing. A higher investment level is expected in the fourth quarter of 2002 compared to the three first quarters.

Gross investments (in billions)	Third quarter 2002 NOK	2001 NOK	2002 USD*	Nine months ended September 30, 2002 NOK	2001 NOK	change	2002 USD*	Total 2001 NOK
- E&P Norway	**2.6**	2.2	0.3	**7.8**	7.7	2 %	1.1	10.8
- International E&P	**1.6**	0.3	0.2	**4.1**	3.2	28 %	0.6	5.1
- Natural Gas	**0.1**	0.0	0.0	**0.2**	0.2	(11 %)	0.0	0.3
- Manufacturing & Marketing	**0.4**	0.1	0.0	**1.1**	0.6	87 %	0.2	0.8
- Other	**0.1**	0.0	0.0	**0.2**	0.2	0 %	0.0	0.4
Total gross investment	**4.7**	2.6	0.6	**13.4**	11.9	13 %	1.8	17.4

Cash flows used in financing activities amounted to NOK 7.2 billion in the first nine months of 2002, compared to NOK 26.7 billion in the corresponding period of 2001. The large difference is mainly attributable to cash used in the SDFI transaction in the second quarter of 2001. New long-term borrowings in the first nine months of 2002 were NOK 3.8 billion compared to NOK 9.6 billion in the first nine months of last year, a decrease of NOK 5.8 billion. Repayment of long-term debt in the first nine months of 2002 was NOK 3.1 billion compared to NOK 2.1 billion for the same period of 2001, an increase of NOK 1.0 billion. Repayment of short-term debt increased by NOK 1.5 billion comparing the periods. The funding required in the first nine months of 2002 was substantially reduced from that of the first nine months of 2001 due to amounts paid to shareholders related to transferred SDFI properties of NOK 49.7 billion and partly offset by a capital contribution of NOK 12.9 billion from the issue of new shares. Cash flows provided by operating activities year-to-date last year included income tax on transferred SDFI properties. The calculated income tax related to these properties amounted to NOK 6.0 billion year-to-date last year, which, together with net income from the transferred SDFI properties, was classified as a dividend to the owner until the formal transfer on June 1, 2001.

Liquidity. Cash flow from operations is highly dependent on oil and natural gas prices and on our production levels and is only to a small degree influenced by seasonal patterns. At September 30, 2002, Statoil had liquid assets of NOK 17.2 billion, including approximately NOK 5.8 billion in domestic and international capital market investments, primarily government bonds. The tax payment due October 1, 2002 reduced liquidity by NOK 14.6 billion. Capital market investments increased by NOK 2.0 billion in the third quarter of 2002 but increased overall by NOK 3.7 billion in the nine months ended September 30, 2002. Cash and cash equivalents was NOK 11.5 billion at the end of the third quarter, an increase of NOK 7.1 billion for the first nine months of 2002 as compared to year-end 2001. The increase during the third quarter of 2002 was NOK 8.5 billion.

Interest bearing debt. Gross interest bearing debt was NOK 36.8 billion at September 30, 2002, compared to NOK 45.6 billion at September 30, 2001. The reduction is primarily due to a lower USD/NOK exchange rate. Statoil makes use of currency swaps in the risk management of long-term debt. As a result, Statoil has almost 100 per cent of its long-term debt in USD. Net interest bearing debt (7) decreased from NOK 24.3 billion at the end of the third quarter of 2001 to NOK 17.8 billion at the end of the third quarter of 2002. Normalized net interest bearing debt was reduced from NOK 33.3 billion at the end of third quarter 2001 to NOK 25.1 billion at the end of the third quarter of 2002. At year-end 2001 the net interest bearing debt was NOK 34.1 billion.

Net debt to capital ratio (defined as net interest bearing debt to capital employed) was 25 per cent at the end of the third quarter of 2002, compared to 32 per cent at the end of the third quarter of 2001. Normalized net debt to capital ratio was 31 per cent at the end of the third quarter of 2002, compared to 39 per cent at the end of the third quarter of 2001. The decrease in net debt to capital ratio is mainly due to lower interest bearing debt, which is explained previously due to a lower USD/NOK exchange rate.

Exploration expenditure (including capitalized exploration expenditure) decreased from NOK 0.7 billion in the third quarter of 2001 to NOK 0.5 billion in the third quarter of 2002. One exploration well was completed in the third quarter of 2002 and resulted in a discovery. Exploration expenditure for the first nine months of 2002 was NOK 1.4 billion compared to NOK 2.0 billion for the corresponding period last year. A total of 12 exploration and appraisal wells were completed during this period in 2002, 10 of which resulted in discoveries.

Exploration expenditures reflect the period's exploration activities. Exploration expenses for the period consist of exploration expenditures adjusted for the period's change in capitalized exploration expenditures. As a result of further activities on discoveries such as Erlend and Gudrun being delayed, NOK 0.5 billion of prior periods' capitalized exploration expenditures has been expensed in the third quarter of 2002.

Production cost per boe for the last 12 months was USD 3.0 per boe to September 30, 2002 compared to USD 2.9 per boe for the year 2001. The increase is due primarily to several planned maintenance turnarounds on the NCS. The overall effect is reduced production and increased cost per unit. In addition, there is a negative effect of a weaker USD against the NOK because the costs primarily are incurred in NOK.

Health, safety and the environment. There have been several serious incidents in connection with Statoil's operations in the third quarter of 2002. On August 20, a Statoil employee died as a result of injuries sustained of a fire at Statoil's refinery in Kalundborg. On September 16, a contractor working for Statoil died at Melkøya in Finnmark, after the dumper truck he was driving overturned. On October 11, a Statoil road tanker driver died in

a traffic accident in Ireland. Thorough investigations have been initiated to find the causes of these accidents, and improvement measures will be implemented.

Statoil had an increase in injuries in the third quarter of 2002 compared to the third quarter of 2001. Total recordable injury frequency (the number of recordable injuries including both Statoil personnel and contractors per million working hours) was 6.7 in the third quarter of 2002 compared to 6.1 in the corresponding period last year. The number of serious incidents in the third quarter of 2002 has also increased compared to the third quarter of 2001. The serious incident frequency (the number of undesirable events with a high loss potential per million working hours) was 4.0 in the third quarter of 2002 compared to 3.3 in the third quarter of 2001. Statoil will further strengthen the effort to achieve an improvement related to safety.

The number of unintentional oil spills in the third quarter of 2002 is on the same level as the corresponding period of 2001. However the volume of such spills has increased. In volume terms, spills totaled 123 cubic meters in the third quarter of 2002 as against 35 cubic meters in the third quarter of 2001. The increase is mainly due to two sizeable spills in September 2002, one on the Åsgard field in the Norwegian Sea (36 cubic meters) and one at Galway in Ireland (51 cubic meters).

(1) Special items for the last 12 months represent a gain of NOK 1.0 billion before tax (NOK 0.7 billion after tax) related to the sale of the group's exploration- and production operations in Denmark in the third quarter of 2002, a gain of NOK 1.3 billion before tax (NOK 0.9 billion after tax) related to the sale of the operations in Vietnam in the fourth quarter of 2001 and the write-down of NOK 2.0 billion before tax on the LL 652 oil field in Venezuela (NOK 1.4 billion after tax) in the fourth quarter of 2001. Special items for the year 2001 also include a non-taxable gain from the second quarter of 2001 of approximately NOK 1.4 billion related to the sale of non-core assets in the Grane, Njord, Jotun fields and a 12 per cent interest in the Snøhvit field and a gain of NOK 1.6 billion before tax (NOK 1.2 billion after tax) from the second quarter of 2001 related to the sale of the 4.76 per cent interest in the Kashagan oil discovery in Kazakhstan.

(2) Lifting equals sales of oil and natural gas for E&P Norway and International E&P. Deviations from produced volumes are due to periodic over or underliftings.

(3) FAS 133 is an accounting standard published by the Financial Accounting Standard Board (FASB) in the United States, which regulates the accounting for financial derivatives and hedging activities.

(4) An interest swap is a financial instrument where fixed interest rate is exchanged against floating interest rate and vice versa.

(5) In calculation of all relevant key figures, capital employed at the end of the first quarter and the third quarter is adjusted for 50 per cent of the cash build-up related to the tax payment in early April and early October.

(6) Normalized ROACE is calculated using assumptions (real 2000) of oil price 16 USD/bbl, equivalent natural gas price, refining margins of 3,0 USD/bbl, Borealis margins of 150 EUR/tonne and NOK/USD exchange rate of 8,20.

(7) Net interest bearing debt is long-term interest bearing debt and short-term interest bearing debt reduced by cash, cash equivalents and short-term investments and interest bearing accounts receivable. Normalized net interest bearing debt is adjusted for 50 per cent of the cash build-up related to tax payments.

E&P NORWAY

USGAAP income statements (in millions)	Third quarter 2002 NOK	2001 NOK	change	2002 USD*	Nine months ended September 30, 2002 NOK	2001 NOK	change	2002 USD*	Total 2001 NOK
Total revenues	**13,387**	16,799	(20 %)	1,807	**40,854**	51,485	(21 %)	5,513	65,655
Operating, general & administrative expenses	**2,860**	2,251	27 %	386	**8,602**	8,419	2 %	1,161	11,145
Depreciation, depletion and amortization	**2,703**	2,751	(2 %)	365	**8,665**	7,983	9 %	1,169	11,805
Exploration expenses	**682**	504	35 %	92	**1,126**	1,258	(10 %)	152	2,008
Total expenses	**6,245**	5,506	13 %	843	**18,393**	17,660	4 %	2,482	24,958
Income before financial items, income taxes and minority interest	**7,142**	11,293	(37 %)	964	**22,461**	33,825	(34 %)	3,031	40,697
Realized oil price (USD/bbl)	**26.9**	24.8	8 %		**24.0**	25.8	(7 %)		24.1
Liftings:									
Oil (1000 bbl/day)	**620**	676	(8 %)		**662**	682	(3 %)		697
Natural gas (1000 boe/day)	**256**	250	2 %		**292**	226	29 %		246
Total oil and natural gas liftings (1000 boe/day)	**876**	926	(5 %)		**954**	907	5 %		943
Production:									
Oil (1000 bbl/day)	**622**	689	(10 %)		**665**	679	(2 %)		691
Natural gas (1000 boe/day)	**256**	244	5 %		**292**	235	24 %		249
Total oil and natural gas production (1000 boe/day)	**879**	933	(6 %)		**957**	914	5 %		940

Income before financial items, income taxes and minority interest for E&P Norway was NOK 7.1 billion in the third quarter of 2002 compared to NOK 11.3 billion in the corresponding period of 2001. For the first nine months of 2002, income before financial items, income taxes and minority interest was NOK 22.5 billion compared to NOK 33.8 billion in the corresponding period of 2001. The decline in profit was primarily due to a 16 per cent lower realized oil price measured in NOK. Furthermore, oil lifting was reduced by three per cent in the first nine months of 2002 compared to the corresponding period last year, due to planned maintenance turnarounds on the NCS in the third quarter of 2002. These declines were partly offset by a 29 per cent increase in lifting of natural gas (which is sold from E&P Norway to Natural Gas) in the first nine months of 2002 compared to the corresponding period last year.

Average daily lifting of oil decreased from 676,000 barrels (bbl) per day in the third quarter of 2001 to 620,000 bbl per day in the third quarter of 2002, while average daily production of oil decreased from 689,000 bbl per day in the third quarter of 2001 to 622,000 bbl per day in the third quarter of 2002. The lifting situation changed from an underlift of 13,000 bbl per day in the third quarter of 2001 to an underlift of 2,000 bbl per day in the third quarter of 2002. Average daily lifting of oil for the first nine months of 2002 was 662,000 bbl per day, against 682,000 bbl per day in the corresponding period of 2001. Average daily production of oil for this period in 2002 amounted to 665,000 bbl per day, compared to 679,000 bbl per day for the corresponding period in 2001.

The decrease in oil production in the third quarter of 2002 was primarily due to planned maintenance turnarounds on the NCS carried out during the quarter, and to a lesser extent influenced by a strike among service companies from the beginning of July to the beginning of August 2002. Oil production in the first nine months of 2002 has been negatively influenced by production limitations imposed by the Norwegian government in the first half of 2002.

Average daily natural gas production in the third quarter of 2002 increased to 256,000 boe per day from 244,000 boe per day in the third quarter of 2001. For the first nine months of 2002, average daily natural gas production was 292,000 boe per day, against 235,000 boe per day for the first nine months of last year. The increase is mainly related to larger volumes sold under long-term contracts from the start of the new gas year, October 1, 2001.

In the fourth quarter of 2002, oil production is expected to be higher than in the third quarter of 2002. The main reason for this is that the planned turnarounds at several Statoil-operated and partner-operated fields are now completed. Natural gas sales are expected to show the same seasonal pattern as in previous years with higher sales during the autumn and winter months.

Exploration expenditure (including capitalized exploration expenditure) was NOK 0.2 billion in the third quarter of 2002 compared to NOK 0.5 billion in the third quarter of 2001. Exploration expenditure in the first nine months of 2002 amounted to NOK 0.9 billion compared to NOK 1.6 billion for the same period last year.

As a result of further activities on discoveries such as Erlend and Gudrun being delayed, NOK 0.5 billion of prior periods' capitalized exploration expenditures has been expensed in the third quarter of 2002.

No exploration or appraisal wells were completed in E&P Norway in the third quarter of 2002. In the first nine months of 2002 a total of eight exploration and appraisal wells were completed. Potentially commercial discoveries have been made in five of these wells, two of the wells were dry and one of the wells contained only a small amount of hydrocarbons.

Drilling of an appraisal well in PL073/091 (Tyrihans south) started on September 21, 2002. Drilling of an exploration well in PL050 (N7-prospect/ Gullfaks area) started on September 23, 2002. The planned drilling activities in PL128 (Blåmeis) and PL072 (Beta West) have been postponed to the fourth quarter of 2002, while the wells in PL241, PL089 and PL044 have been postponed until next year. The total number of completed exploration and appraisal wells on the NCS for 2002 is expected to be 11 or 12.

Statoil has bought put options as **downside protection against low prices** in USD for parts of its crude oil production in 2002 and 2003. The fair value of these options is adjusted according to the provisions in the US accounting standard FAS 133. In the third quarter of 2002 the accounting effects of these on current earnings were immaterial.

The **transfer of operatorship** for several fields in the Tampen area from Norsk Hydro to Statoil was formally approved by the Ministry of Petroleum and Energy with takeover on January 1, 2003. The transfer includes the producing fields Visund, Snorre, Tordis, Vigdis and Borg, and the development projects Vigdis Extension and Visund Gas.

Earlier this autumn Statoil identified a **cost increase for parts of the Snøhvit project**. A review of the project showed that a strengthening of the project's management and organization is required. The project now reports to the CFO, Inge K. Hansen. The project will also strengthen the monitoring of Linde, the main contractor for the gas liquefaction plant at Melkøya, to ensure the project develops as planned. During the fourth quarter of 2002 a new assessment of timetable and cost schedules for the project will be carried out.

INTERNATIONAL E&P

USGAAP income statements (in millions)	Third quarter 2002 NOK	2001 NOK	change	2002 USD*	Nine months ended September 30, 2002 NOK	2001 NOK	change	2002 USD*	Total 2001 NOK
Total revenues	**2,212**	1,024	116 %	299	**5,114**	5,360	(5 %)	690	7,693
Operating, general & administrative expenses	**528**	382	38 %	71	**1,842**	1,488	24 %	249	2,165
Depreciation, depletion and amortization	**333**	357	(7 %)	45	**1,181**	978	21 %	159	3,371
Exploration expenses	**74**	160	(54 %)	10	**233**	401	(42 %)	31	866
Total expenses	**935**	899	4 %	126	**3,256**	2,867	14 %	439	6,402
Income before financial items, income taxes and minority interest	**1,277**	125	922 %	172	**1,858**	2,493	(25 %)	251	1,291
Realized oil price (USD/bbl)	**25.5**	21.7	18 %		**22.9**	22.9	0 %		22.3
Liftings :									
Oil (1000 bbl/day)	**70**	57	24 %		**77**	59	31 %		58
Natural gas (1000 boe/day)	**5**	5	11 %		**6**	8	(28 %)		8
Total oil and natural gas liftings (1000 boe/day)	**76**	61	23 %		**83**	66	25 %		65
Production:									
Oil (1000 bbl/day)	**73**	60	22 %		**79**	58	37 %		60
Natural gas (1000 boe/day)	**5**	5	(2 %)		**6**	8	(28 %)		7
Total oil and natural gas production (1000 boe/day)	**79**	66	20 %		**85**	66	29 %		67

Income before financial items, income taxes and minority interest for International E&P was NOK 1.3 billion in the third quarter of 2002 compared with NOK 0.1 billion in the third quarter of 2001. A gain of NOK 1.0 billion before tax was due to Statoil's sale of exploration and production operations in Denmark in the third quarter of 2002. Adjusted for this special item, the income before financial items, income taxes and minority interest is NOK 0.3 billion. The underlying operations in the third quarter of 2002 showed an improvement of NOK 0.2 billion compared to the third quarter of 2001, mostly due to a 23 per cent increase in total liftings of oil and natural gas and reduced exploration expenses. This was partly offset by a decrease in the NOK/USD exchange rate from 9.00 in the third quarter of 2001 to 7.52 in the corresponding period of 2002. Furthermore, costs related to business development have increased comparing the periods. Income before financial items, income taxes and minority interest for first the nine months of 2002 was NOK 1.9 billion compared to NOK 2.5 billion for the same period last year. The decline is mainly explained by the gain of NOK 1.6 billion before tax on the sale of the Kashagan oil discovery in Kazakhstan in the corresponding period of 2001.

Average daily lifting of oil increased from 56,600 bbl per day in the third quarter of 2001 to 70,400 bbl per day in the third quarter of 2002, and from 58,600 bbl per day for the first nine months of last year to 77,000 bbl per day for the first nine months of 2002. Average daily production of oil increased from 60,200 bbl per day in the third quarter of 2001 to 73,300 bbl per day in the third quarter of 2002, and from 58,200 bbl per day for the first nine months of last year to 79,500 bbl per day for the first nine months of 2002.

The increase in production is mainly related to the **Girassol** field in Angola, which started production in December 2001 and contributed 24,600 bbl per day in third quarter 2002. The **Sincor** field in Venezuela also increased production significantly to 16,900 bbl per day in the third quarter of 2002 compared to 4,900 bbl per day for the corresponding period of 2001.

Average daily natural gas sales in the third quarter of 2002 amounted to 5,300 boe per day compared to 5,400 boe per day in the third quarter of 2001. For the first nine months of 2002, average daily gas sales reached 5,600 boe per day compared to 7,700 boe per day in the corresponding period last year. The reduction is due to an expected decline in production from the Jupiter field on the UK continental shelf.

Exploration expenditure (including capitalized exploration expenditure) was NOK 272 million in the third quarter of 2002, against NOK 152 million in the corresponding period of 2001. Exploration expenditure year-to-date was NOK 510 million compared to NOK 447 year-to-date last year.

The Plutao exploration well in Block 31 was the first discovery in ultra deepwater in Angola. In the first nine months of 2002, a total of four exploration wells have been completed, all of which resulted in discoveries. Statoil plans to start drilling a total of nine exploration and appraisal wells internationally in this year, where a number of seven or eight are expected to be finished in 2002.

The international long-term production build-up continues, with two new projects sanctioned for development in the third quarter of 2002. Both Phase II of the Azeri-Chirag-Gunashli oilfield in Azerbaijan and the Baku-Tbilisi-Ceyhan oil pipeline were sanctioned on September 18, 2002.

There is still uncertainty relating to the **Corrib project** in Ireland concerning planning permission for the on-shore terminal from the Irish Planning Commission.

Statoil has entered into an agreement on **participation and operatorship** for the offshore part of the gas field, South Pars Phase 6, 7 and 8 in Iran (8). Statoil's capital commitment related to the project will amount to USD 300 million. The field will be developed with three offshore wellhead platforms, each linked by pipeline to a land-based gas treatment plant. Petropars will act as operator of the treatment plant. The development for which Statoil is responsible in the South Pars field will be developed in three phases over the next four years.

Statoil has recently entered into two contracts in an effort to **strenghten its LNG-position**. In October 2002, Statoil and El Paso Merchant Energy signed an agreement giving Statoil the capacity rights to one-third of the total capacity at the LNG-terminal Cove Point, Maryland in the United States. This secures Statoil direct access to the US gas market. In addition, Statoil and El Paso Global LNG Company have signed an agreement for Statoil to take over El Paso's purchase contract for an annual volume of 2.4 billion cubic meters (bcm) of LNG from the Statoil-operated Snøhvit field. Statoil will continue to market its own Norwegian-produced gas together with gas produced from the SDFI. Revenues and expenses will be shared between Statoil and the SDFI according to their relative ownership interests. This will also apply to the agreement with El Paso. The total cash payment for both contracts to El Paso is USD 210 million.

Statoil continues to evaluate possible new business opportunities in Iran, Russia, the Caspian, Mexico, Brazil and Venezuela.

(8) In August 1996, the US adopted the Iran-Libya Sanctions Act which requires the US President to impose sanctions against persons found by the President to have knowingly made investments of USD 20 million or more that directly and significantly contribute to the enhancement of Iran's ability to develop its petroleum resources. Statoil cannot predict interpretations, or the implementation policy, of the US government under the Act with respect to Statoils current or future activities in Iran.

NATURAL GAS

USGAAP income statements (in millions)	Third quarter 2002 NOK	2001 NOK	change	2002 USD*	Nine months ended September 30, 2002 NOK	2001 NOK	change	2002 USD*	Total 2001 NOK
Total revenues	**4,807**	5,290	(9 %)	649	**17,012**	17,168	(1 %)	2,296	23,468
Cost of goods sold	**1,161**	2,038	(43 %)	157	**5,546**	5,729	(3 %)	748	8,308
Operating, selling and administrative expenses	**1,670**	1,385	21 %	225	**4,316**	3,741	15 %	582	4,867
Depreciation, depletion and amortization	**147**	146	1 %	20	**437**	522	(16 %)	59	664
Total expenses	**2,978**	3,569	(17 %)	402	**10,299**	9,992	3 %	1,390	13,839
Income before financial items, income taxes and minority interest	**1,829**	1,721	6 %	247	**6,713**	7,176	(6 %)	906	9,629
Natural gas sales (bcm)	**4.0**	3.8	5 %		**13.4**	9.9	35 %		14.7
Natural gas price (NOK/cm)	**0.90**	1.16	(22 %)		**0.96**	1.26	(24 %)		1.22
Regularity at delivery point %	**100.0 %**	100.0 %	0 %		**100.0 %**	99.8 %	0 %		99.8 %

Income before financial items, income taxes and minority interest was NOK 1.8 billion in the third quarter of 2002 compared to NOK 1.7 billion in the third quarter of 2001. For the first nine months of 2002, income before financial items, income taxes and minority interest was NOK 6.7 billion compared to NOK 7.2 billion for the first nine months of 2001. Natural gas sales reached 4.0 bcm in the third quarter of 2002 compared to 3.8 bcm in the same period last year. Of the total natural gas sales in the third quarter of 2002, Statoil produced 3.7 bcm. Natural gas sales reached 13.4 bcm in the first nine months of 2002, compared to 9.9 bcm in the corresponding period of 2001, an increase of 35 per cent. The effect of higher natural gas sales is offset, however, by a reduction in natural gas prices of 24 per cent measured in NOK.

Income before financial items, income taxes and minority interest is positively impacted by NOK 0.5 billion related to the settlement of the Troll Commercial Model (TCM). Gas sales under TCM are now replaced by company-based sale of gas.

NOK 0.5 billion was expensed in the third quarter of 2002, related to a long-term contract for sale of natural gas in the United Kingdom. In accordance with the requirements of FAS 133, the price mechanism of the contract is measured at fair value and any change in fair value is recognized in current earnings.

The increase in quarterly gas sales in the third quarter of 2002 is mainly related to larger volumes sold under long-term contracts related to the new gas year, which started October 1, 2001. Compared to the third quarter of 2001, the increase was also due to the fact that customers used their contractual flexibility to vary their off-take within the gas year which runs from October 1 to September 30.

October 1, 2001 was the due date for a potential **price review** of 70 per cent of Statoil's long-term gas contract portfolio. So far amicable solutions without formal price revisions have been reached for about 85 per cent of this portfolio.

The transfer from the use of Norwegian Gas Negotiating Committee / Gas Supply Committee to a **company-based sale of gas** took effect on October 1, 2002. The Ministry of Petroleum and Energy approved several agreements and supplementary agreements in September. Commercial conditions are now handled individually by the different sellers of natural gas.

Statoil has an agreement with the **Polish Oil and Gas Company** for substantial future gas deliveries. The agreement has a set of precedent conditions to be fulfilled by both parties. The deadline for confirming the conditions precedent has been postponed to year-end 2003.

North West European Hub Company was formally established on September 12, 2002, when Ruhrgas, BEB and Statoil signed a shareholder agreement. The entity will operate independently from its shareholders, and its aim is to establish and operate a marketplace for gas trading in northwest Germany.

MANUFACTURING & MARKETING

USGAAP income statement (in millions)	*2002 NOK*	*Third quarter 2001 NOK*	*change*	*2002 USD**	*2002 NOK*	*Nine months ended September 30, 2001 NOK*	*change*	*2002 USD**	*Total 2001 NOK*
Total revenues	**53,379**	56,055	(5 %)	7,204	**156,102**	149,727	4 %	21,066	203,387
Cost of goods sold	**48,949**	50,178	(2 %)	6,606	**143,313**	132,865	8 %	19,340	180,732
Operating, selling and administrative expenses	**3,415**	4,756	(28 %)	461	**10,780**	12,335	(13 %)	1,455	16,320
Depreciation, depletion and amortization	**403**	425	(5 %)	54	**1,195**	1,291	(7 %)	161	1,855
Total expenses	**52,767**	55,359	(5 %)	7,121	**155,288**	146,491	6 %	20,957	198,907
Income before financial items, income taxes and minority interest	**612**	696	(12 %)	83	**814**	3 236	(75 %)	110	4,480
FCC margin (USD/bbl)	**2.6**	2.9	(10 %)		**2.0**	4.0	(50 %)		3.6
Contract price methanol (EUR/ton)	**208**	220	(5 %)		**159**	243	(35 %)		220
Petrochemical margin (EUR/ton)	**141**	144	(2 %)		**120**	138	(13 %)		132

Income before financial items, income taxes and minority interest for Manufacturing & Marketing in the third quarter of 2002 was NOK 0.6 billion against NOK 0.7 billion in the corresponding period of 2001. For the first nine months of 2002, income before financial items, income taxes and minority interest was NOK 0.8 billion compared to NOK 3.2 billion the corresponding period of last year.

In oil trading, the profit in the third quarter of 2002 increased by NOK 0.4 billion compared to the third quarter of 2001. This is due to good performance in the ordinary sale and trading operations. For the first nine months of 2002, the profit increased by NOK 0.2 billion compared to the corresponding period last year.

Low refining margins in the third quarter of 2002 were the main reason for a reduction in profit of NOK 0.3 billion compared to the third quarter of 2001 for the refining area. Average refining margin (FCC margin) was 10 per cent lower, equivalent to USD 0.3 per barrel, in the third quarter of 2002 compared to the third quarter of 2001. In addition, a stronger NOK measured against the USD affects the results of refining operations negatively. For the first nine months of 2002 income before financial items, income taxes and minority interest for the refining operations was reduced by NOK 1.4 billion compared to the corresponding period of last year.

The work related to the new plant for fuel desulphurization at the Mongstad refinery was on schedule. Necessary components have been tied into the existing refining plant in connection with the planned maintenance turnaround from the middle of September to the middle of October.

The **retail marketing** (Nordic energy and Retail) profit in the third quarter of 2002 is in line with the corresponding period of 2001. For the first nine months of 2002, profits from retail marketing were NOK 0.1 billion below the level of the corresponding period of 2001. Statoil finalized an agreement with Preem to acquire its network of 79 service stations in Poland.

Methanol results for the third quarter of 2002 were in line with the same period last year. The average contract price on methanol was about 5 per cent lower in the third quarter of 2002 than in the third quarter of 2001. Profits within the methanol area were NOK 0.3 billion lower for the first nine months of 2002 than for the first nine months of 2001.

Borealis' result for the third quarter of 2002 improved by NOK 0.1 billion compared to the third quarter of 2001. This improvement is mainly due to a reduction in costs due to an improvement program as well as a loss on stock volumes in the third quarter of 2001. The petrochemical margins in the third quarter of 2002 were 2 per cent lower than the corresponding period last year, and there was a reduction in sold volumes due to reduced market demand. For the first nine months of 2002, the result was NOK 0.2 billion higher than for the first nine months of 2001.

Navion's profit in the third quarter of 2002 decreased by NOK 0.2 billion compared to the third quarter of 2001. This is mainly due to lower shipping rates for conventional shipping and lower capacity utilization and rates for the offshore loading fleet. Navion's profit for the first nine months of 2002 decreased by NOK 1.1 billion compared to the same period of 2001. The ongoing process related to the sale of the Navion shares is expected to be clarified during 2002.

FORWARD-LOOKING STATEMENTS

This Operating and Financial Review contains certain forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts, including, among others, statements such as those regarding Statoil's oil and gas production forecasts and estimates in E&P Norway and International E&P, targets, costs and margins; start-up dates for downstream activities; performance and growth targets; product prices; closing of future transactions; expected investment level in the business segments; and expected exploration and development activities or expenditures, are forward-looking statements. Forward-looking statements are sometimes, but not always, identified by such phrases as "will", "expects", "is expected to", "should", "may", "is likely to", "intends" and "believes". These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing; currency exchange rates; political stability and economic growth in relevant areas of the world; development and use of new technology; geological or technical difficulties; the actions of competitors; the actions of field partners; the actions of governments; relevant governmental approvals; industrial actions by workers; prolonged adverse weather conditions; natural disasters and other changes to business conditions. Additional information, including information on factors which may affect Statoil's business, is contained in Statoil's Annual Report on Form 20-F filed with the US Securities and Exchange Commission.

Financial statements

3rd quarter 2002

CONSOLIDATED STATEMENTS OF INCOME USGAAP

(in NOK million, except share data)	*For the three months ended September 30,* 2002 *(unaudited)*	2001 *(unaudited)*	*For the nine months ended September 30,* 2002 *(unaudited)*	2001 *(unaudited)*	*For the year ended December 31,* 2001 *(note 1)*
REVENUES					
Sales	**59,710**	62,612	**177,566**	170,473	231,087
Equity in net income of affiliates	**227**	115	**423**	406	439
Other income	**1,117**	22	**1,128**	3,261	4,810
Total revenues	**61,054**	62,749	**179,117**	174,140	236,336
EXPENSES					
Cost of goods sold	**(37,400)**	(35,837)	**(108,938)**	(89,472)	(126,153)
Operating expenses	**(6,944)**	(8,035)	**(21,264)**	(22,822)	(29,547)
Selling, general and administrative expenses	**(1,484)**	(507)	**(3,940)**	(2,480)	(3,547)
Depreciation, depletion and amortization	**(3,663)**	(3,763)	**(11,709)**	(11,022)	(18,058)
Exploration expenses	**(757)**	(667)	**(1,360)**	(1,663)	(2,877)
Total expenses before financial items	**(50,248)**	(48,809)	**(147,211)**	(127,459)	(180,182)
Income before financial items, income taxes and minority interest	**10,806**	13,940	**31,906**	46,681	56,154
Net financial items	**(343)**	1,691	**5,591**	747	65
Income before income taxes and minority interest	**10,463**	15,631	**37,497**	47,428	56,219
Income taxes	**(7,174)**	(11,402)	**(25,055)**	(32,408)	(38,486)
Minority interest	**(38)**	(148)	**(122)**	(380)	(488)
Net income	**3,251**	4,081	**12,320**	14,640	17,245
Net income per ordinary share	**1.50**	1.89	**5.69**	7.15	8.31
Weighted average number of ordinary shares outstanding	2,166,143,626	2,164,585,600	2,165,179,134	2,046,388,897	2,076,180,942

See notes to the consolidated financial statements

CONSOLIDATED BALANCE SHEETS USGAAP

(in NOK million, except share data)	At September 30, 2002 (unaudited)	At September 30, 2001 (unaudited)	At December 31, 2001 (note 1)
ASSETS			
Cash and cash equivalents	**11,469**	14,472	4,395
Short-term investments	**5,778**	6,838	2,063
Cash, cash equivalents and short-term investments	**17,247**	21,310	6,458
Accounts receivable	**19,190**	27,000	26,208
Accounts receivable - related parties	**1,990**	1,759	1,531
Inventories	**4,091**	4,070	5,276
Prepaid expenses and other current assets	**7,669**	10,655	9,184
Total current assets	**50,187**	64,794	48,657
Investments in affiliates	**9,736**	10,239	9,951
Long-term receivables	**6,152**	6,657	7,166
Net property, plant and equipment	**123,834**	128,339	126,500
Other assets	**7,011**	6,494	7,421
TOTAL ASSETS	**196,920**	216,523	199,695
LIABILITIES AND SHAREHOLDERS' EQUITY			
Short-term debt	**3,859**	5,117	6,613
Accounts payable	**10,969**	14,044	10,970
Accounts payable - related parties	**5,668**	8,881	10,164
Accrued liabilities	**10,790**	11,259	13,831
Income taxes payable	**24,649**	32,843	16,618
Total current liabilities	**55,935**	72,144	58,196
Long-term debt	**32,906**	40,061	35,182
Deferred income taxes	**42,175**	42,245	42,354
Other liabilities	**10,930**	10,517	10,693
Total liabilities	**141,946**	164,967	146,425
Minority interest	**1,461**	2,764	1,496
Common stock (NOK 2.50 nominal value), 2,189,585,600 shares authorized and issued	**5,474**	5,474	5,474
Treasury shares, 23,441,974 and 25,000,000 shares	**(59)**	(63)	(63)
Additional paid-in-capital	**37,728**	37,391	37,728
Retained earnings	**12,829**	4,077	6,682
Accumulated other comprehensive income/(loss)	**(2,459)**	1,913	1,953
Total shareholders' equity	**53,513**	48,792	51,774
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**196,920**	216,523	199,695

See notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS USGAAP

(in NOK million)	For the nine months ended September 30, 2002 (unaudited)	2001 (unaudited)	For the year ended December 31, 2001 (note 1)
OPERATING ACTIVITIES			
Consolidated net income	**12,320**	14,640	17,245
Adjustments to reconcile net income to net cash flows provided by operating activities:			
Minority interest in income	**122**	380	488
Depreciation, depletion and amortization	**11,709**	11,022	18,058
Exploration costs written off	**507**	229	935
(Gains)/losses on foreign currency transactions	**(6,727)**	87	180
Deferred taxes	**(118)**	1,175	848
Income taxes of transferred SDFI properties	**0**	5,952	5,952
(Gains)/losses on sales of assets and other items	**(1,551)**	(3,079)	(4,990)
Changes in working capital (other than cash)			
• (Increase)/decrease in inventories	**1,185**	154	(1,050)
• (Increase)/decrease in accounts receivables	**6,559**	3,287	4,522
• (Increase)/decrease in other receivables	**1,255**	(3,070)	(1,543)
• (Increase)/decrease in short-term investments	**(3,715)**	(2,980)	1,794
• Increase/(decrease) in accounts payable	**(4,497)**	(1,907)	(3,852)
• Increase/(decrease) in other payables	**6,790**	12,218	(1,629)
Increase/(decrease) in other non-current obligations	**178**	1,889	2,215
Cash flows provided by operating activities	**24,017**	39,997	39,173
INVESTING ACTIVITIES			
Additions to property, plant and equipment	**(12,672)**	(11,313)	(16,649)
Exploration expenditures capitalized	**(693)**	(604)	(765)
Change in long-term loans granted and other long-term items	**645**	442	(539)
Proceeds from sales of assets	**3,263**	2,985	5,115
Cash flows used in investing activities	**(9,457)**	(8,490)	(12,838)
FINANCING ACTIVITIES			
New long-term borrowings	**3,788**	9,609	9,609
Repayment of long-term borrowings	**(3,066)**	(2,082)	(4,548)
Distribution to minority shareholders	**(145)**	0	(1,878)
Ordinary dividend paid	**(6,169)**	(5,668)	(5,668)
Amounts paid to shareholder, related to SDFI properties	**0**	(49,747)	(49,747)
Capital contribution related to SDFI properties	**0**	8,460	8,460
Net proceeds from issuance of new shares	**0**	12,882	12,890
Net short-term borrowings, bank overdrafts and other	**(1,596)**	(130)	(588)
Cash flows used in financing activities	**(7,188)**	(26,676)	(31,470)
Net increase/(decrease) in cash and cash equivalents	**7,372**	4,831	(5,135)
Effect of exchange rate changes on cash and cash equivalents	**(298)**	(104)	(215)
Cash and cash equivalents at beginning of year	**4,395**	9,745	9,745
Cash and cash equivalents at end of period	**11,469**	14,472	4,395

See notes to the consolidated financial statements

1. ORGANIZATION AND BASIS OF PRESENTATION

These consolidated interim USGAAP financial statements are unaudited, but reflect all adjustments that, in the opinion of management, are necessary to provide a fair presentation of the financial position, results of operations and cash flows for the dates and periods covered. Interim period results are not necessarily indicative of results of operations or cash flows for a full-year period. The income statement and balance sheet as of and for the year ended December 31, 2001 have been derived from the audited financial statements at that date but do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. These interim financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in Statoil's financial statements for the year ended December 31, 2001. Certain reclassifications have been made to prior periods' figures to be consistent with current period's classifications.

In conjunction with a partial privatization of Statoil in June 2001, the Norwegian State restructured its holdings in oil and gas properties on the Norwegian Continental Shelf. In this restructuring, the Norwegian State transferred to Statoil certain SDFI properties with a book value of approximately NOK 30 billion, in consideration for which NOK 38.6 billion in cash plus interest and currency fluctuation from the valuation date of NOK 2.2 billion (NOK 0.7 billion after tax), and certain pipeline and other assets with a net book value of NOK 1.5 billion were transferred to the Norwegian State. The transaction was completed June 1, 2001 with a valuation date of January 1, 2001 with the exception of the sale of an interest in the Mongstad terminal which had a valuation date of June 1, 2001.

The total amount paid to the Norwegian State was financed through a public offering of shares for NOK 12.9 billion, issuance of new debt of NOK 9 billion and the remainder from existing cash and short-term borrowings.

The transfers of properties from the SDFI have been accounted for as transactions among entities under common control and, accordingly, the results of operations and financial position of these properties have been combined with those of Statoil at their historical book value for all periods presented. However, certain adjustments have been made to the historical results of operations and financial position of the properties transferred to present them as if they had been Statoil's for all periods presented. These adjustments primarily relate to imputing of income taxes and capitalized interest, and calculation of royalty paid in kind consistent with the accounting policies used to prepare the consolidated financial statements of Statoil. Income taxes, capitalized interest and royalty paid in kind are imputed in the same manner as if the properties transferred to Statoil had been Statoil's for all periods presented. Income taxes have been imputed at the applicable income tax rate. Interest is capitalized on construction in progress based on Statoil's weighted average borrowing rate and royalties paid in kind are imputed based on the percentage applicable to the production for each field. The contribution of properties from SDFI to Statoil is considered a contribution of capital and is presented as additional paid-in capital in shareholder's equity at the beginning of January 1, 1996. Properties transferred from Statoil to the Norwegian State are not given retroactive treatment as these properties were not historically managed and financed as if they were autonomous. The cash payment and net book value of properties transferred to the Norwegian State in excess of the net book value of the properties transferred to Statoil, is shown as a dividend. The final cash payment is contingent upon review by the Norwegian State, which is expected to be completed in 2002. The adjustment to the cash payment, if any, will be recorded as a capital contribution or dividend as applicable.

From June 2001, Statoil no longer acts as an agent to sell SDFI oil production to third parties. As such, all purchases and sales of SDFI oil production are recorded as cost of goods sold and sales, respectively, whereas before, the net result of any trading activity was included in sales.

In June 2001, the FASB issued FAS 141, Business Combinations, and FAS 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to annual impairment tests as described in the Statements. Other intangible assets will continue to be amortized over their useful lives. The impact of the adoption of FAS 141 and FAS 142 from January 1, 2002, was a reduction in amortization charges of approximately NOK 20 million in each of the first three quarters of 2002.

In August 2001, the FASB issued FAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes FAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations for a disposal of a segment of a business. FAS 144 is effective for fiscal years beginning after December 15, 2001. The adoption of FAS 144 from January 1, 2002, did not have any impact on the Company's financial position and results of operations.

As part of the restructuring of the shipping operations, Statoil has committed to a plan to dispose of 50% or more of the shuttle tanking operations and the majority of the shipping activities performed by the wholly-owned subsidiary Navion. Statoil is negotiating a possible sale with a selected group of potential buyers. The property, plant and equipment held for sale are included in the Manufacturing and Marketing segment at a book value of approximately NOK 5.6 billion. Statoil believes that the sale will be completed by the first half of 2003.

In third quarter 2002 Statoil completed the sale of its interests in the Siri and Lulita oil fields on the Danish continental shelf. The sale resulted in a gain included in Other income in the International Exploration and Production segment of NOK 1.0 billion before tax and NOK 0.7 billion after tax.

2. ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

As a result of the adoption of FAS 133 on January 1, 2001 Statoil recorded during the first quarter ended March 31, 2001 a NOK 2 million net expense in Net financial items in the Consolidated Statement of Income due to the immateriality of the transition adjustment. No transition adjustment was required to be recorded in Accumulated other comprehensive income related to cash flow hedges.

Statoil operates in the worldwide crude oil, refined products, and natural gas markets and is exposed to fluctuations in hydrocarbon prices, foreign currency rates and interest rates that can affect the revenues and cost of operating, investing and financing. Statoil's management has used and intends to use financial and commodity-based derivative contracts to reduce the risks in overall earnings and cash flows. Statoil applies hedge accounting in certain circumstances using both cash flow hedges and fair value hedges as allowed by FAS 133, but also enters into derivatives which economically hedge certain of its risks even though hedge accounting is not allowed by FAS 133 or is not applied by Statoil.

Cash Flow Hedges

Statoil has designated certain derivative instruments as cash flow hedges to hedge against changes in the amount of future cash flows related to the sale of crude oil and petroleum products over a period not exceeding 15 months and cash flows related to interest payments over a period not exceeding 28 months. Hedge ineffectiveness related to Statoil's outstanding cash flow hedges was immaterial and recorded to earnings during the quarter ended September 30, 2002. The net change in Accumulated other comprehensive income associated with the current period hedging transactions, and the net amount reclassified into earnings during the period, were immaterial. At September 30, 2002, the net deferred hedging loss in Accumulated other comprehensive income was NOK 95 million (after tax), of which the impact to earnings over the next 12 months will be immaterial. The unrealized loss component of remaining derivative instruments excluded from the assessment of hedge effectiveness related to cash flow hedges during the quarter ended September 30, 2002 was immaterial.

Fair Value Hedges

Statoil has designated certain derivative instruments as fair value hedges to hedge against changes in the value of financial liabilities. There was no gain or loss component of a derivative instrument excluded from the assessment of hedge effectiveness related to fair value hedges during the quarter ended September 30, 2002. The net gain recognized in earnings in Income before income taxes and minority interest during the quarter for ineffectiveness of fair value hedges was immaterial.

3. SEGMENTS

Statoil operates in four segments, Exploration and Production Norway, International Exploration and Production, Natural Gas and Manufacturing and Marketing.

Operating segments are determined based on differences in the nature of their operations, geographic location and internal management reporting. The composition of segments and measure of segment profit are consistent with that used by management in making strategic decisions.

Segment data as for the three months ended September 30, 2002 and 2001 and the nine months ended September 30, 2002 and 2001 is presented below:

(in NOK million)	*Exploration and Production Norway*	*International Exploration and Production*	*Natural Gas*	*Manufacturing and Marketing*	*Other and eliminations*	*Total*
Three months ended September 30, 2002						
Revenues third party	582	2,114	4,761	53,110	260	60,827
Revenues inter-segment	12,784	98	13	80	(12,975)	0
Income (loss) from equity investments	21	0	33	189	(16)	227
Total revenues	13,387	2,212	4,807	53,379	(12,731)	61,054
Income before financial items, income taxes and minority interest	7,142	1,277	1,829	612	(54)	10,806
Segment income taxes	(5,360)	(443)	(1,421)	(131)	8	(7,347)
Segment net income	1,782	834	408	481	(46)	3,459
Three months ended September 30, 2001						
Revenues third party	746	584	5,222	55,911	171	62,634
Revenues inter-segment	16,024	440	40	75	(16,579)	0
Income (loss) from equity investments	29	0	28	69	(11)	115
Total revenues	16,799	1,024	5,290	56,055	(16,419)	62,749
Income before financial items, income taxes and minority interest	11,293	125	1,721	696	105	13,940
Segment income taxes	(8,941)	(38)	(1,301)	(238)	0	(10,518)
Segment net income	2,352	87	420	458	105	3,422

(in NOK million)	Exploration and Production Norway	International Exploration and Production	Natural Gas	Manufacturing and Marketing	Other and eliminations	Total
Nine months ended September 30, 2002						
Revenues third party	1,086	4,293	16,806	155,645	864	178,694
Revenues inter-segment	39,693	821	120	159	(40,793)	0
Income (loss) from equity investments	75	0	86	298	(36)	423
Total revenues	40,854	5,114	17,012	156,102	(39,965)	179,117
Income before financial items, income taxes and minority interest	22,461	1,858	6,713	814	60	31,906
Segment income taxes	(16,581)	(617)	(5,015)	(155)	(29)	(22,397)
Segment net income	5,880	1,241	1,698	659	31	9,509
Nine months ended September 30, 2001						
Revenues third party	3,100	3,794	17,069	149,258	513	173,734
Revenues inter-segment	48,294	1,566	10	254	(50,124)	0
Income (loss) from equity investments	91	0	89	215	11	406
Total revenues	51,485	5,360	17,168	149,727	(49,600)	174,140
Income before financial items, income taxes and minority interest	33,825	2,493	7,176	3,236	(49)	46,681
Segment income taxes	(24,502)	(748)	(5,419)	(956)	0	(31,625)
Segment net income	9,323	1,745	1,757	2,280	(49)	15,056

Borrowings are managed at a corporate level and interest expense is not allocated to segments. Income tax is calculated on income before financial items and minority interest. Additionally, income tax benefit on segments with net losses is not recorded. As such, segment income tax and net income can be reconciled to income taxes and net income per the Consolidated Statements of Income as follows:

(in NOK million)	For the three months ended September 30,		For the nine months ended September 30,	
	2002	2001	2002	2001
Segment net income	3,459	3,422	9,509	15,056
Net financial items	(343)	1,691	5,591	747
Tax on financial items and other tax adjustments	173	(884)	(2,658)	(783)
Minority interest	(38)	(148)	(122)	(380)
Net income	3,251	4,081	12,320	14,640
Segment income taxes	7,347	10,518	22,397	31,625
Tax on financial items and other tax adjustments	(173)	884	2,658	783
Income taxes	7,174	11,402	25,055	32,408

4. INVENTORIES

The lower of cost or market test is measured, and the results are recognized separately, on a country-by-country basis, and any resulting write-downs to market, if required, are recorded as permanent adjustments to the cost of inventories. There have been no liquidations of LIFO layers which resulted in a material impact to net income for the reported periods.

(in NOK million)	*At September 30, 2002*	*At September 30, 2001*	*At December 31, 2001*
Inventories			
Crude oil	2,042	1,948	2,919
Petroleum products	2,293	2,581	2,567
Other	854	955	593
Total — inventories valued on a FIFO basis	5,189	5,484	6,079
Excess of current cost over LIFO value	(1,098)	(1,414)	(803)
Total	4,091	4,070	5,276

5. SHAREHOLDERS' EQUITY

For the nine months ended September 30, 2002, there have been the following changes in Shareholders' equity:

(in NOK million)	*Total shareholders' equity*
As per January 1, 2002	51,774
Net income for the period	12,320
Dividend	(6,169)
Foreign currency translation adjustment	(4,319)
Derivatives designated as cash flow hedges	(93)
Shareholders' equity as per September 30, 2002	53,513

For the nine months ended September 30, 2002, there have been the following changes in Treasury shares/shares outstanding:

	Shares issued	*Treasury shares*	*Total shares outstanding*
As per January 1, 2002	2,189,585,600	(25,000,000)	2,164,585,600
Distribution of bonus shares	0	1,558,026	1,558,026
As per September 30, 2002	2,189,585,600	(23,441,974)	2,166,143,626

The following sets forth Statoil's Comprehensive income for the periods shown:

	For the three months ended September 30,		*For the nine months ended September 30,*	
(in NOK million)	*2002*	*2001*	*2002*	*2001*
Net income	3,251	4,081	12,320	14,640
Foreign currency translation adjustment	(349)	(83)	(4,319)	(607)
Derivatives designated as cash flow hedges	(45)	(20)	(93)	30
Comprehensive income	2,857	3,978	7,908	14,063

6. FINANCIAL ITEMS

The amount is analyzed as follows:

(in NOK million)	*For the three months ended September 30,* 2002	2001	*For the nine months ended September 30,* 2002	2001
Interest and other financial income	351	507	1,074	1,683
Currency exchange adjustments, net	219	1,628	6,909	1,230
Interest and other financial expenses	(668)	(169)	(1,705)	(1,714)
Realized and unrealized gain/(loss) on securities, net	(245)	(275)	(687)	(452)
Net financial items	(343)	1,691	5,591	747

7. RESTRUCTURING AND OTHER CHARGES

In 1999, Statoil made the decision to restructure its US upstream, natural gas trading, and electric power generation operations. In conjunction with this, Statoil established a restructuring provision of NOK 1,400 million primarily for asset write-downs, future lease costs, facilities closure costs and separation costs for approximately 180 employees. The amounts remaining in the provision at December 31, 2001 and September 30, 2002 were NOK 144 (USD 16) million and NOK 109 (USD 15) million respectively. The balance at September 30, 2002 relates primarily to future lease costs, credit risk associated with assets sold, and legal costs expected to be settled in 2002. The provision is recorded in the International Exploration and Production segment of Statoil.

8. COMMITMENTS AND CONTINGENT LIABILITIES

During the normal course of its business Statoil is involved in legal proceedings and a number of unresolved claims are currently outstanding. The ultimate liability in respect of litigation and claims cannot be determined at this time. Statoil has provided in its accounts for these items based on the management's best judgment. It is the managements opinion that neither the financial position, results of operations nor cash flows will be material adverse affected by the resolution of these legal proceedings.

HSE ACCOUNTING


TOTAL RECORDABLE INJURY FREQUENCY
12
10
8
6
4
2
0
3RD QR 2000
4TH QR 2000
1ST QR 2001
2ND QR 2001
3RD QR 2001
4TH QR 2001
1ST QR 2002
2ND QR 2002
3RD QR 2002

The total recordable injury frequency specifies the number of injuries (lost-time injuries, injuries requiring alternative work and other injuries excluding first-aid cases) per million working hours. Statoil and contractor employees are included.


OIL SPILLS
150
100
50
0
3RD QR 2000
4TH QR 2000
1ST QR 2001
2ND QR 2001
3RD QR 2001
4TH QR 2001
1ST QR 2002
2ND QR 2002
3RD QR 2002

Oil spills (scm) cover accidental discharges of oil to the external environment. Spills collected on site before reaching the external environment are not included.


LOST-TIME INJURY FREQUENCY
4
3
2
1
0
3RD QR 2000
4TH QR 2000
1ST QR 2001
2ND QR 2001
3RD QR 2001
4TH QR 2001
1ST QR 2002
2ND QR 2002
3RD QR 2002

The lost-time injury frequency specifies the number of total recordable injuries causing loss of time at work per million working hours. Statoil and contractor employees are included.


SERIOUS INCIDENT FREQUENCY
6
5
4
3
2
1
0
3RD QR 2000
4TH QR 2000
1ST QR 2001
2ND QR 2001
3RD QR 2001
4TH QR 2001
1ST QR 2002
2ND QR 2002
3RD QR 2002

The serious incident frequency specifies the number of incidents with a high loss potential per million working hours.